Thomas W. Perry Chief Accounting Officer and Controller Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080
May 6, 2009
VIA ELECTRONIC DELIVERY
Chris Harley
Staff Accountant
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC 20549

Re:	Merrill Lynch Preferred Capital Trust III, IV and V
File Nos. 001-07182-06, 001-07182-08 and 333-44173-04
Merrill Lynch Preferred Funding III, L.P
Merrill Lynch Preferred Funding IV, L.P.
Merrill Lynch Preferred Funding V, L.P.
File Nos. 001-07182-05, 001-07182-07 and 333-44173-03
Item 4.01 Form 8-Ks Filed April 20, 2009
Dear Ms. Harley,
     This letter provides the response of each of the above-referenced registrants (“we”, “our”, or “us”) to the comments from the staff of the Securities and Exchange Commission on the above-referenced Form 8-Ks (“April 15 Form 8-Ks”) contained in your letters, each dated April 23, 2009, addressed to Marlene Debel and Thomas W. Perry. For your convenience, we have included your comments in bold type along with our responses.
FORM 8-Ks Filed April 20, 2009
Item 9.01 Financial Statements and Exhibits
Provide a new letter of the former accountants that addresses the last sentence of the first paragraph regarding the dismissal date.
Response:
We have obtained a new letter of the former accountants addressing the last sentence of the first paragraph and will file such letter as an exhibit to amended 8-Ks on behalf of each of the Registrants.

SEC Comment Letter

Each of the registrants acknowledges that:
•	It is responsible for the adequacy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *      *
We hope that this letter is responsive to your comment. If you have any questions concerning this response, please do not hesitate to contact me at (312) 234-2151 or Mason Reeves at (212) 670-0427.

Sincerely,

Merrill Lynch Preferred Funding III, L.P.
Merrill Lynch Preferred Funding IV, L.P.
Merrill Lynch Preferred Funding V, L.P.

By:	Merrill Lynch & Co., Inc., as General Partner

By:	/s/ Thomas W. Perry

	Name:	Thomas W. Perry
	Title:	Chief Accounting Officer and Controller
Merrill Lynch & Co., Inc.

cc:	Marlene Debel, Regular Trustee of the Trusts David Moser, Head of Accounting Policy, Merrill Lynch & Co, Inc. Mason Reeves, Assistant Secretary, Merrill Lynch & Co., Inc.